Exhibit (a)(5)(E)

Interaction Plan for NAR Annual New Orleans

November 7 – 10, 2014

News Corp Acquisition Talking Points

Note: The below information has been shared publicly in federal filings and through conversations with national news media relating to the pending acquisition by News Corp. Please note the acquisition has not yet closed. While it is inevitable that conversations will take place, please refrain from discussing or speculating about the acquisition wherever possible, and do not deviate from the below. It is appropriate for both companies to limit discussion until after the close.

A printed copy of the Open Letter to the Real Estate Industry, distributed on Sept. 30 and currently on the Move website at industry.move.com, is available at the Move booth for those who have additional questions.

•	NEWS/Move Acquisition:

•	Combining the assets of NEWS/Move will result in broad and substantial benefits for home buyers and sellers, agents and brokers, and organized real estate in general. Specifically, the combination will deliver:

•	Broadened reach for Move through News Corp’s robust media platform, including the WSJ Digital Network (which accounts for approximately 500 million average monthly page views) and News America Marketing (which reaches nearly 74 million U.S. households).

•	Increased sales and marketing support to drive higher brand awareness and traffic

•	Cross-platform promotional opportunities.

•	Improved product innovation that leverages News Corp’s real estate and digital expertise.

•	Increased traffic and time on site with high quality News Corp content.

•	This deal directly benefits REALTORS® by:

•	Upholding the indispensable role of the REALTOR® in real estate.

•	Amplifying brand awareness for realtor.com® and REALTORS®.

•	Combining Move with a world-class media platform creating a ‘multiplier effect.’

•	Emphasizing high quality content and audience.

•	Enabling significant investment in the REALTOR® brand and innovation.

•	Securing the protection of the realtor.com® operating agreement.

Questions you may be asked:

NEWS/Move Acquisition:

•	When is the NEWS/Move acquisition expected to close?

•	The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close by the end of the 2014 calendar year.

•	What does the NEWS/Move acquisition mean for Move?

•	Combining the assets of NEWS/Move will result in broad and substantial benefits for home buyers and sellers, agents and brokers, and organized real estate in general. Specifically, the combination will deliver:

•	Broadened reach for Move through News Corp’s robust media platform, including the WSJ Digital Network (which accounts for approximately 500 million average monthly page views) and News America Marketing (which reaches nearly 74 million U.S. households).

•	Increased sales and marketing support to drive higher brand awareness and traffic

•	Cross-platform promotional opportunities.

•	Improved product innovation that leverages News Corp’s real estate and digital expertise.

•	Increased traffic and time on site with high quality News Corp content.

•	What does the NEWS/Move acquisition mean for REALTORS®?

•	This deal directly benefits REALTORS® by:

•	Upholding the indispensable role of the REALTOR® in real estate.

•	Amplifying brand awareness for realtor.com® and REALTORS®.

•	Combining Move with a world-class media platform creating a ‘multiplier effect.’

•	Emphasizing high quality content and audience.

•	Enabling significant investment in the REALTOR® brand and innovation.

•	Securing the protection of the realtor.com® operating agreement.

•	How does the NEWS/Move acquisition compare to the Z/TRLA merger?

•	For NEWS/Move, combining the power of two distinct, but highly complementary platforms and audiences results in a multiplier effect – versus a purely additive effect.

•	The multiplier effect is the unmatched quality of our content and tools combined with the power of a world-class media platform with 500M+ viewers per month – these are two platforms that complement and enhance one another.

•	The combination amplifies audience growth, ignites new market opportunities and accelerates innovation for each side.

•	In contrast, the Z/TRLA merger represents a union of similar businesses to create a bigger competitor with the opportunity to streamline operations, consolidate overlapping audience and drive cost efficiencies.

•	Will there be any changes to the relationship between Move and the NAR due to the acquisition?

•	No. The NAR has endorsed the acquisition agreement, and looks forward to continuing the relationship.

•	Was the NEWS/Move acquisition driven by the recent announcement of Zillow acquiring Trulia?

•	No. The dialogue with News Corp predates the announcement of the Z/TRLA merger. We believe this acquisition is in the best interests of our customers, employees and shareholders.

•	Does the acquisition change the contractual requirements between brokers, MLSs, franchises and Move, Inc.?

•	No. There are no changes in regards to such agreements.

•	How will the News Corp acquisition impact www.realtor.com/international?

•	We are excited to begin working with News Corp once the acquisition is final. Combining the assets of Move and News Corp will result in broad and substantial benefits for home buyers and home sellers, agents and brokers, and organized real estate in general. We are looking forward to exploring how we will expand benefits globally.

•	Will www.realtor.com/international merge / collaborate / work with REA Group in Australia?

•	We are excited to begin working with News Corp and engaging with REA Group once the acquisition is final. We are looking forward to exploring opportunities and applying the substantial benefits that will be the result of combining assets from News Corp and Move to all of our departments and projects.